SECURITIES AND EXCHANGE COMMISSION

placeCityWashington, StateD.C. PostalCode20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Pop Starz Ventures 1, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Richard Foisy, CPA

Streetaddress275 Madison Avenue

4th and 6th Floor

CityplaceCityNew York, StateNY PostalCode10016

(404) 421-7111

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Anslow & Jaclin, LLP

195 Route 9 South, addressStreetaddressStreetSuite 204

placeCityManalapan, StateNJ PostalCode07726

(732) 409-1212

August 6, 2008

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ?.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

THE CFO ADVISORY GROUP, INC., 20-2125789

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

addressStreet(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,050,100
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
1,050,100
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,100

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14) TYPE OF REPORTING PERSON

OO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of Pop Starz Ventures 1, Inc., a Delaware corporation with its principal place of business located at 275 Madison Avenue, 4th and 6th Floor, New York, NY 10016.

This Schedule 13D relates to the restricted common stock purchase between Michelle Tucker, and The CFO Advisory Group, Inc., pursuant to which The CFO Advisory Group, Inc., received 100% of the issued and outstanding common shares of the Issuer at the time of transfer in exchange for $49,000 in cash (the "Purchase").

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is The CFO Advisory Group, Inc., hereinafter sometimes referred to as the “Reporting Person.” The CFO Advisory Group, Inc.’s, principal office is Streetaddress275 Madison Avenue, 4th and 6th Floor, CityplaceCityNew York, StateNY PostalCode10016.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the placecountry-regionUnited States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funds was from personal capital.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 1,050,100 of the Issuer's common stock by the Reporting Person was pursuant to a restricted common stock purchase of the Issuer from Michelle Tucker.  The purpose of this transaction was for the Reporting Person to acquire 100% of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 1,050,100 of the issued and outstanding common shares of the Issuer.  Such amount represented 100% of the total issued and outstanding common shares of the Issuer at the time of transfer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2008

Signature:

/s/ Steve Latham

Steve Latham President/CEO

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;heading 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Heading;0105000002000000180000004d73786d6c322e534158584d4c5265616465722e352e3000000000000000000000060000d0cf11e0a1b11ae1000000000000000000000000000000003e000300feff090006000000000000000000000001000000010000000000000000100000feffffff00000000feffffff0000000000000000fffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffdfffffffeffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffffff52006f006f007400200045006e00740072007900000000000000000000000000000000000000000000000000000000000000000000000000000000000000000016000500ffffffffffffffffffffffffec69d9888b8b3d4c859eaf6cd158be0f00000000000000000000000010f80d6ea407c901feffffff00000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000ffffffffffffffffffffffff0000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000ffffffffffffffffffffffff0000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000ffffffffffffffffffffffff0000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000000105000000000000

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